Announcement








                  Company Merrill Lynch International
                  TIDM TTP
                  Headline EMM Disclosure
                  Released 12:01 27 Mar 2003
                  Number 2847J






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 27 March 2003
      Date of dealing 26 March 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      26 March 2003
      P & O Princess Cruises Plc - Ordinary
      Thistle Hotels Plc - Ordinary
      Oxford Glycosciences Plc - Common
      Six Continents Plc - Ordinary
      AMENDMENT
      state which element(s) of previous disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in P & O Princess Cruises Plc
      Class of security Ordinary
      Date of disclosure 27 March 2003
      Date of dealing 26 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Number of securities purchased 15,324
      Highest price paid* GBP4.31
      Lowest price paid* GBP4.26
      Number of securities sold 26,012
      Highest price paid* GBP4.31
      Lowest price paid* GBP4.29
      *Currency must be stated

      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Contract for Differences ("CFD") referenced to P & O Princess Cruises Plc Ordinary

      Date of Disclosure:27 March 2003

      Date of Dealing26 March 2003

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected Carnival Corp

      Product Type SHORT CFD

      Maturity Date21 December 2003

      Writing of CFD

      Number of Ordinary to which the CFD is referenced 13,700

      CFD Reference Price Range 4.28 to 4.28 GBP

      Closing Out of CFD

      Number of Ordinary to which the CFD is reference dNil

      CFD Reference Price Range n/a

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Thistle Hotels Plc
      Class of security Ordinary
      Date of disclosure 27 March 2003
      Date of dealing 26 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Thistle Hotels Plc Number of securities purchased Nil
      Highest price paid*n/a
      Lowest price paid*n/a
      Number of securities sold 1,500
      Highest price paid* GBP1.18
      Lowest price paid* GBP1.18
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Oxford Glycosciences Plc
      Class of security Common
      Date of disclosure 27 March 2003
      Date of dealing 26 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased 150,000
      Highest price paid* GBP1.95
      Lowest price paid* GBP1.85
      Number of securities sold 101,050
      Highest price paid* GBP1.96
      Lowest price paid* GBP1.96
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Six Continents Plc
      Class of security Ordinary
      Date of disclosure 27 March 2003
      Date of dealing 26 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Six Continents Plc Number of securities purchased 158,918
      Highest price paid* GBP6.24
      Lowest price paid* GBP6.13
      Number of securities sold 160,259
      Highest price paid* GBP6.22
      Lowest price paid* GBP6.13
      *Currency must be stated

END